SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 4

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
Exchange Act of 1934

BROWN-FORMAN CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

CLASS A COMMON STOCK, PAR VALUE $.15 PER SHARE
CLASS B COMMON STOCK, PAR VALUE $.15 PER SHARE
(Title of Classes of Securities)

CLASS A COMMON STOCK, 115637 10 0
CLASS B COMMON STOCK, 115637 20 9
(CUSIP Number of Classes of Securities)

Michael B. Crutcher
Senior Vice President	With a copy to:
General Counsel and Secretary	Ernest W. Williams
BROWN-FORMAN CORPORATION	OGDEN NEWELL & WELCH PLLC
850 Dixie Highway	1700 PNC Plaza
Louisville, Kentucky 40210	500 West Jefferson Street
(502) 585-1100	Louisville, Kentucky 40202-2874
(Name, Address and Telephone Number	(502) 582-1601
of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

February 4, 2003
(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$605,900,000	$55,742.80

*For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,500,000 shares of Class A Common Stock and 6,800,000 shares of Class B Common Stock at the maximum tender offer price of $73.00 per share.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Filing Party:	$55,742.80 Brown-Forman Corporation	Form or Registration No.: Date Filed:	Schedule TO February 4, 2003

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed on February 4, 2003 by Brown-Forman Corporation, a Delaware corporation (the “Company”), in connection with its offer to purchase up to 1,500,000 shares of its Class A Common Stock, par value $.15 per share (“Class A Shares”), and up to 6,800,000 shares of its Class B Common Stock, par value $.15 per share (“Class B Shares,” and together with the Class A Shares, the “Shares”), in each case, at a price per share between $63.00 and $73.00, net to the seller in cash, without interest. The tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase dated February 4, 2003 (the “Offer to Purchase”), and the related Letters of Transmittal (the “Letters of Transmittal”), which together as each may be amended or supplemented from time to time constitute the “Offer.”

     This Amendment No. 4 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letters of Transmittal, copies of which were previously filed with Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Amendment No. 4 to Schedule TO as more particularly described below. Capitalized terms used herein and not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

     This Amendment No. 4 is filed to incorporate revisions made to the Offer to Purchase to remove the financing condition and provide information on the source and amount of funds, revisions to the Letter of Transmittal, and to file a new credit agreement. This Amendment No 4 is also filed to make the Company’s earnings release of February 24, 2003 an exhibit to the Schedule TO. Except as provided herein, this amendment does not alter the terms and conditions previously set forth in the Offer to Purchase and the Letters of Transmittal.

AMENDMENT TO THE OFFER TO PURCHASE

Section 9 of the Offer to Purchase is amended in its entirety to read as follows:

9. SOURCE AND AMOUNT OF FUNDS

     The amount of funds required to buy 1,500,000 Class A Shares and 6,800,000 Class B Shares pursuant to the Offer at Purchase Prices of $73.00 per Share (i.e., the maximum price within the Price Range) would be $605.9 million.

     The Company plans to finance the Offer through an upsized commercial paper program. To provide the financing necessary for the Offer, in the event sufficient financing through the commercial paper program is not available, we have entered into a 364-Day Interim Credit Agreement dated as of February 25, 2003 (the “Credit Agreement”) which provides a $700 million revolving credit commitment to us from a syndicate of banks with JPMorgan Chase Bank as administrative agent and Bank of America, N.A. and Bank One, NA as co-syndication agents. A copy of the Credit Agreement is included as Exhibit (b) to this Amendment No. 4 to Schedule TO. You can obtain a copy as described in Section 10, “Additional Information,” of the Offer to Purchase.

     The Credit Agreement allows us to borrow funds on an unsecured basis and all such borrowings will become due no later than February 24, 2004. We may prepay loans at any time without premium or penalty (except eurodollar breakage fees, if any). The Credit Agreement may also be used as support for our issuance of Section 4(2) commercial paper.

     In general, borrowings under the Credit Agreement will bear interest at one of two floating rates selected by us, which are either (i) a base rate equal to the higher of a reference prime rate or the federal funds rate, plus 0.50%; or (ii) a reference eurodollar rate, adjusted for statutory reserves, plus a spread ranging from 0.11% to 0.625%. The applicable spread will be determined on the basis of our debt ratings by S&P and Moody’s from time to time in effect, which ratings will also be used in determining the facility fee, which may range from 0.04% to 0.125% of the aggregate commitments. In addition, at any time that the amount drawn under the facility is greater than 50% of the commitments, an additional utilization fee of 0.05% per annum will be payable.

     We may also elect to borrow funds under the Credit Agreement on a competitive bid basis in which lenders submit bids specifying the interest rate they propose to apply. We are not required to accept any of the proposed rates. However, if we do accept loans at a bid rate, we cannot reject loans from another participating lender who submits a lower bid rate.

     The Credit Agreement contains conditions to funding, representations and warranties, affirmative covenants and negative covenants which are customary for facilities of this type. The most restrictive covenant in the Credit Agreement requires that we maintain a ratio of consolidated total debt to consolidated net worth, as such terms are defined in the Credit Agreement, of not more than 2 to 1. If we had purchased 1,500,000 Class A Shares and 6,800,000 Class B Shares for an aggregate price of $605.9 million and borrowed all of that amount as of January 31, 2003, such ratio would have been approximately 1 to 1.

     We currently are, and expect at the expiration of the Offer to be, in compliance with all provisions of the Credit Agreement necessary to allow us to obtain funds to purchase Shares pursuant to the Offer. Accordingly, we have removed the financing condition previously set forth in Section 6.

     We currently have no committed alternative financing arrangements or plans in the event financing under the Credit Agreement falls through.

     We expect to repay the debt incurred in connection with the purchase of Shares pursuant to the Offer from cash generated from future operations. In the interim, we plan to refinance all or a portion of the short-term borrowings incurred in connection with the Offer with longer term debt, but we have not entered into any definitive arrangements for such longer term debt.

* * * * *

     Further references to the financing condition have been removed from the Offer to Purchase, including but not limited to the removal of Section 6(i).

AMENDMENT TO THE LETTER OF TRANSMITTAL

     Each Letter of Transmittal is revised by deleting subparagraph “(d)” from the section that begins “The undersigned hereby covenants, represents and warrants to Brown-Forman that: ...”.

FILING OF CREDIT AGREEMENT

     The 364 Day Interim Credit Facility by and between the Company and the lenders named therein dated February 25, 2003 is filed herewith as Exhibit (b).

FILING OF 3RD QUARTER EARNINGS RELEASE

     The Company’s Earnings Release dated February 24, 2003 for the 3rd quarter ended January 31, 2003 is filed herewith as Exhibit (a)(5)(i), and the related letter of transmittal to the Company’s Shareholders is filed herewith as Exhibit (a)(5)(j).

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Purchase dated February 4, 2003 (revised February 26, 2003).
(a)(1)(ii)	(a)	Letter of Transmittal, Class A Common Stock*
	(b)	Letter of Transmittal, Class B Common Stock*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	(a)	Notice of Guaranteed Delivery, Class A Common Stock*
	(b)	Notice of Guaranteed Delivery, Class B Common Stock*
	(c)	Letter from Dealer Manager to Brokers*
	(d)	Letter from Brokers to Clients*
	(e)	Letter from Owsley Brown II to Shareholders*
	(f)	Press Release*
	(g)	Advertisement*
	(h)	Letter from Georgeson Shareholder Communications Inc. to Shareholders*
	(i)	Company’s Earnings Release dated February 24, 2003 for the 3rd fiscal quarter ended January 31, 2003
	(j)	Letter of February 24, 2003 from Phoebe A. Wood, Senior Vice President and Chief Financial Officer, transmitting the 3rd Quarter Earnings Release to the Company’s Shareholders
	(k)	Press Release
(b)	364 Day Interim Credit Facility by and between the Company and the lenders named therein dated February 25, 2003
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*     Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROWN-FORMAN CORPORATION

By:	/s/ Lawrence K. Probus Name: Lawrence K. Probus Title: Senior Vice President

Date: February 26, 2003

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase dated February 4, 2003 (revised February 26, 2003).

(a)(1)(ii)	(a)	Letter of Transmittal, Class A Common Stock*
	(b)	Letter of Transmittal, Class B Common Stock*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	(a)	Notice of Guaranteed Delivery, Class A Common Stock*
	(b)	Notice of Guaranteed Delivery, Class B Common Stock*
	(c)	Letter from Dealer Manager to Brokers*
	(d)	Letter from Brokers to Clients*
	(e)	Letter from Owsley Brown II to Shareholders*
	(f)	Press Release*
	(g)	Advertisement*
	(h)	Letter from Georgeson Shareholder Communications Inc. to Shareholders*
	(i) (j)	Company’s Earnings Release dated February 24, 2003 for the 3rd fiscal quarter ended January 31, 2003 Letter of February 24, 2003 from Phoebe A. Wood, Senior Vice President and Chief Financial Officer, transmitting the 3rd Quarter Earnings Release to the Company’s Shareholders
	(k)	Press Release

(b)	364 Day Interim Credit Facility by and between the Company and the lenders named therein dated February 25, 2003

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*     Previously filed.